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                          SECURITIES AND EXCHANGE COMMISSION
                                 WASHINGTON, DC 20549

                                       FORM 8-A

                  FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                      PURSUANT TO SECTION 12(B) OR 12(G) OF THE
                           SECURITIES EXCHANGE ACT OF 1934

                                 Abbott Laboratories
                ------------------------------------------------------
                (Exact name of registrant as specified in its charter)



                Illinois                               36-0698440
       --------------------------         ------------------------------------
       (State of incorporation or         (I.R.S. Employer Identification No.)
              organization)


          100 Abbott Park Road
          Abbott Park, Illinois                        60064-6400
     -------------------------------                   ----------
     (Address of Principal Executive                   (Zip Code)
                Offices)

 If this form relates to the             If this form relates to the
 registration of a class of securities   registration of a class of securities
 pursuant to Section 12(b) of the        pursuant to Section 12(g) of the
 Exchange Act and is effective pursuant  Exchange Act and is effective pursuant
 to General Instruction A(c), please     to General Instruction A(d), please
 check the following box. [x]            check the following box. [  ]

Securities Act registration statement file number to which this form relates:

Not applicable
--------------
(if applicable)


           Title of Each Class               Name of Each Exchange on Which
           to be so Registered                Each Class is to be Registered
     -------------------------------         -------------------------------
     Preferred Stock Purchase Rights             New York Stock Exchange
                                                 Chicago Stock Exchange
                                                    Pacific Exchange

Securities to be registered pursuant to Section 12(g) of the Act:

                                         None
                                   ----------------
                                   (Title of Class)

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ITEM 1.   DESCRIPTION OF REGISTRANT'S SECURITIES TO BE REGISTERED

     On November 10, 1999, the Board of Directors (the "Board of Directors") of Abbott Laboratories (the "Company") declared a dividend distribution of one Right for each outstanding share of common stock, no par value (the "Common Stock"), of the Company to shareholders of record at the close of business on December 1, 1999 (the "Record Date"). Except as described below, each Right, when exercisable, entitles the registered holder to purchase from the Company one ten-thousandth of a share of Series A Junior Participating Preferred Stock, par value $1.00 per share (the "Preferred Stock"), at a price of $200.00 per one ten-thousandth of a share (the "Purchase Price"), subject to adjustment. The description and terms of the Rights are set forth in a Rights Agreement (the "Rights Agreement") between the Company and BankBoston, N.A. as Rights Agent.

     Initially, the Rights will automatically attach to all Common Stock certificates representing shares then outstanding, and no separate certificates evidencing the Rights (the "Right Certificates") will be distributed. Until the earlier to occur of (i) 10 days following a public announcement that a person or group of affiliated or associated persons (an "Acquiring Person") has acquired, or obtained the right to acquire, beneficial ownership of 10% or more of the outstanding shares of Common Stock (the "Shares Acquisition Date") or (ii) 15 business days (or such later date as may be determined by action of the Board of Directors prior to the time that any person becomes an Acquiring Person) following the commencement of (or a public announcement of an intention to make) a tender or exchange offer if, upon consummation thereof, such person or group would be the beneficial owner of 10% or more of such outstanding shares of Common Stock (the earlier of such dates being called the "Distribution Date"), the Rights will be evidenced by the Common Stock certificates and not by separate certificates.

     The Rights Agreement also provides that, until the Distribution Date, the Rights will be transferred with and only with the Common Stock. Until the Distribution Date (or earlier redemption, expiration or termination of the Rights), the transfer of any certificates for Common Stock, with or without a copy of the Summary of Shareholder Rights Plan attached to the Rights Agreement, will also constitute the transfer of the Rights associated with the Common Stock represented by such certificates. As soon as practicable following the Distribution Date, Right Certificates will be mailed to holders of record of the Common Stock as of the close of business on the Distribution Date and, thereafter, such separate Right Certificates alone will evidence the Rights.
Any shares of Common Stock issued after the Distribution Date will generally be accompanied by Right Certificates only if such shares of Common Stock are issued pursuant to the exercise of options or under any employee plan or arrangement or upon the exercise, conversion or exchange of other securities issued by the Company, or in other circumstances where the issuance of accompanying Right Certificates is deemed necessary or appropriate by the Board of Directors.

     The Rights are not exercisable until the Distribution Date and will expire at the earliest of (i) November 10, 2009 (the "Final Expiration Date"), (ii) upon redemption by the Company as described below or (iii) upon exchange of all Rights for Common Stock as described below.

     In the event that any person (other than the Company, its affiliates or any person receiving newly-issued shares of Common Stock directly from the Company) becomes the

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beneficial owner of 10% or more of the then outstanding shares of Common
Stock, each holder of a Right will thereafter have the right to receive, upon exercise at the then current exercise price of the Right, Common Stock (or, in certain circumstances, cash, property or other securities of the Company) having a value equal to two times the exercise price of the Right.

     In the event that, at any time following the Shares Acquisition Date, the Company is acquired in a merger or other business combination transaction or 50% or more of the Company's assets or earning power are sold, proper provision will be made so that each holder of a Right will thereafter have the right to receive, upon exercise at the then current exercise price of the Right, common stock of the acquiring or surviving company having a value equal to two times the exercise price of the Right.

     Notwithstanding the foregoing, following the occurrence of any of the events set forth in the preceding two paragraphs, any Rights that are, or (under certain circumstances specified in the Rights Agreement) were, beneficially owned by any Acquiring Person will immediately become null and void.

     The Purchase Price payable, and the number of shares of Preferred Stock or other securities or property issuable, upon exercise of the Rights, are subject to adjustment from time to time to prevent dilution, among other circumstances, in the event of a stock dividend on, or a subdivision, split, combination, consolidation or reclassification of, the Preferred Stock or the Common Stock, or a reverse split of the outstanding shares of Preferred Stock or the Common Stock.

     At any time after the acquisition by a person or group of affiliated or associated persons of beneficial ownership of 10% or more of the outstanding Common Stock and prior to the acquisition by such person or group of 50% or more of the outstanding Common Stock or the existence of a Solicitation Participant, the Board of Directors may exchange the Rights (other than Rights owned by such person or group, which have become void), in whole or in part, at an exchange ratio of one share of Common Stock per Right (subject to adjustment).

     With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments require an adjustment of at least 1% in the Purchase Price. The Company will not be required to issue fractional shares of Preferred Stock or Common Stock (other than fractions in multiples of one ten-thousandths of a share of Preferred Stock) and, in lieu thereof, an adjustment in cash may be made based on the market price of the Preferred Stock or Common Stock on the last trading date prior to the date of exercise.

     Subject to the following paragraph, at any time after the date of the Rights Agreement until the earlier of the time that a person becomes an Acquiring Person or the Final Expiration Date, the Board of Directors may redeem the Rights in whole, but not in part, at a price of $.0001 per Right (the "Redemption Price"), which may (at the option of the Company) be paid in cash, shares of Common Stock or other consideration deemed appropriate by the Board of Directors. Upon the effectiveness of any action of the Board of Directors ordering redemption of the Rights, the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price.

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     If at any time prior to a person becoming an Acquiring Person (i) there occurs a change (resulting from one or more proxy or consent solicitations) in a majority of the directors in office at the commencement of the first such solicitation and (ii) any person who is a participant in any such solicitations (a "Solicitation Participant") has proposed or initiated a business combination transaction involving the Company, then approval of the holders of at least 85% of the outstanding shares of Common Stock ("Shareholder Approval") would be required prior to any redemption of the Rights or any amendment of the Rights Agreement that would adversely affect the interests of holders of Rights or facilitate a transaction with a Solicitation Participant.

     Until a Right is exercised, the holder thereof, as such, will have no rights as a shareholder of the Company, including, without limitation, the right to vote or to receive dividends.

     The provisions of the Rights Agreement may be amended by the Board of Directors (subject to Shareholder Approval, if applicable), except that any amendment adopted after the time that a person becomes an Acquiring Person may not adversely affect the interests of holders of Rights.

     As of October 31, 1999, there were 1,522,169,258 shares of Common Stock outstanding and 76,592,025 shares of Common Stock reserved for issuance under employee benefit plans. Each outstanding share of Common Stock on the Record Date will receive one Right. 240,000 shares of Preferred Stock will be reserved for issuance in the event of exercise of the Rights.

     The Rights have certain anti-takeover effects. The Rights will cause substantial dilution to a person or group that attempts to acquire the Company without conditioning the offer on the Rights being redeemed or a substantial number of Rights being acquired, and under certain circumstances the Rights beneficially owned by such a person or group may become void. The Rights should not interfere with any merger or other business combination approved by the Board of Directors because the Board of Directors may, at its option subject to Shareholder Approval, if applicable, at any time prior to the time that any person becomes an Acquiring Person, redeem all (but not less than all) of the then outstanding Rights at the Redemption Price.

     A copy of the Rights Agreement is being filed with the Securities and Exchange Commission as an Exhibit to this Registration Statement on Form 8-A. This summary description of the Rights does not purport to be complete and is qualified in its entirety by reference to the Rights Agreement.

     UNDER CERTAIN CIRCUMSTANCES, AS SET FORTH IN THE RIGHTS AGREEMENT, RIGHTS OWNED BY OR TRANSFERRED TO ANY PERSON WHO IS OR BECOMES AN ACQUIRING PERSON (AS DEFINED IN THE RIGHTS AGREEMENT) AND CERTAIN TRANSFEREES THEREOF WILL BECOME NULL AND VOID AND WILL NO LONGER BE TRANSFERABLE.

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ITEM 2.   EXHIBITS

Exhibit No.    Exhibit
-----------    -------
    4.1        Certificate of Designations, Preferences and Rights of the
               Series A Junior Participating Preferred Stock.

   99.1        Rights Agreement, dated as of November 11, 1999, between
               Abbott Laboratories and BankBoston, N.A., as Rights Agent, which includes as Exhibit A thereto the Form of Certificate of Designations, Preferences and Rights of the Series A Junior
               Participating Preferred Stock, as Exhibit B thereto the Form of Right Certificate and as Exhibit C thereto the Summary of Shareholder Rights Plan.

   99.2        Press Release by Abbott Laboratories, dated November 10, 1999.


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                                      SIGNATURE

     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.


                                   ABBOTT LABORATORIES




Date:     November 12, 1999        By: /s/ Gary P. Coughlan
                                      ------------------------------------
                                   Name:   Gary P. Coughlan
                                   Title:  Senior Vice President, Finance
                                           and Chief Financial Officer

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                                    EXHIBIT LIST

Exhibit No.    Exhibit
-----------    -------
    4.1        Certificate of Designations, Preferences and Rights of the
               Series A Junior Participating Preferred Stock.

   99.1        Rights Agreement, dated as of November 11, 1999, between
               Abbott Laboratories and BankBoston, N.A., as Rights Agent, which includes as Exhibit A thereto the Form of Certificate of Designations, Preferences and Rights of the Series A Junior
               Participating Preferred Stock, as Exhibit B thereto the Form of Right Certificate and as Exhibit C thereto the Summary of Shareholder Rights Plan.

   99.2        Press Release by Abbott Laboratories, dated November 10, 1999.